

July 12, 2013

Via E-mail
Matthew O'Loughlin, Esq.
Manatt, Phelps & Phillips, LLP
11355 W. Olympic Blvd
Los Angeles, California 90064

> **Re:** **Graphon Corporation**
> **Schedule TO-I**
> **Filed July 8, 2013**
> **File No. 005-47429**

Dear Mr. O'Loughlin:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Exercise.

Offer to Exercise

General

1. Please advise us why the Company believes the June 17, 2013 Exercise Agreement and related transactions did not constitute a tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E.

2. Please advise us of the exemption from registration upon which the Company is relying to issue the New Warrants to current holders of Existing Warrants.

Section 6. Conditions to the Offer to Exercise, page 34

3.   Refer to the second paragraph of this section. Please confirm that the current Offer to Exercise is open to all holders of Existing Warrants, and should the Company determine that a valid securities exemption is not available under the Securities Act, the Company will terminate the offer in its entirety as opposed to terminating the offer only as to specific holders.

4.   We note the disclosure in clause (ii) of the third paragraph of this section relating to the Company's obligation to accept tendered Existing Warrants in the event any statute, rule or regulation shall have been "deemed to be applicable." A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. To avoid the potential implication that that the condition may be triggered at the election of the Company or that the Company may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please revise the condition to include an objective standard against which the Company's discretion may be judged.

5.   We note the disclosure in the last paragraph of this section relating to the Company's failure to exercise the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions